Via Facsimile and U.S. Mail
Mail Stop 4720

September 1, 2009

Dr. Daniel Vasella, M.D.
Chairman and Chief Executive Officer
Novartis, Inc.
Lichtstrasse 35
4056 Basel, Switzerland

**Re:     Novartis, Inc.**
**Form 20-F for the Fiscal Year Ended December 31, 2008**
**File No. 001-15024**

Dear Dr. Vasella:

        We have completed our review of your Form 20-F and related filings and have no
further comments at this time.

                                        Sincerely,


                                        Carlton E. Tartar
                                        Accounting Branch Chief